SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nu Holdings Ltd. Statement Regarding Media Reports

Nu Holdings Ltd. (NYSE: NU) ("Nu" or the "Company") refers to recent media reports regarding a potential transaction. As a matter of general practice, the Company does not comment on specific opportunities. However, given the extent of recent media speculation, the Company is providing this clarification: while we have a great deal of respect for Monzo, the Company is not pursuing a transaction with Monzo.

In the normal course of business, Nu regularly evaluates opportunities that could support its growth and long-term objectives, including partnerships, investments and acquisitions.

Nu is highly confident and focused on its strategic priorities: deepening its position in Brazil, scaling its businesses in Mexico and Colombia, and building its presence in the United States and around the world through Nu Global.

Nu's capital allocation framework is unchanged. Investment decisions are based on strategic fit, expected returns relative to the Company's cost of capital, long-term value creation per share, and the management and financial resources required to execute the Company's priorities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  September 30, 2026